Exhibit 3.72

OPERATING AGREEMENT

OF

BRIM PHYSICIANS GROUP OF TEXAS, LLC

W I T N E S S E T H:

WHEREAS, the Member desires to form a limited liability company under and pursuant to the Tennessee Limited Liability Company Act to conduct certain business as a limited liability company, and to set forth certain rights and obligations pertaining to the internal affairs of the Company and the conduct of its business.

NOW, THEREFORE, the Member sets forth the following:

ARTICLE 1

General

1.1 Effective Date of Agreement. The effective date of this Agreement (the “Effective Date”) shall be the date of filing of the Company’s Certificate of Formation (“Articles”).

1.2 Company’s Name, Purpose, Etc. The name of the limited liability company formed by the Member is Brim Physicians Group of Texas, LLC (the “Company”). The Company’s purpose shall be to conduct any lawful business activities which are approved by the Member. The Company’s registered agent, registered office, and form of management shall be as set forth in the Articles.

1.3 Member. The Company’s sole member is Brim Holding Company, Inc. (“Member”).

1.4 Principal Place of Business of Company. The Company’s principal place of business shall be as set forth in the Articles.

1.5 Limited Liability of Member. The Member shall not be personally obligated to any third party for any debt, obligation or liability of the Company solely by reason of being a member of the Company.

1.6 Admission of Additional Members. Whether additional members shall be admitted as members of the Company shall be in the sole discretion of the Member.

1.7 Relation of Agreement to Articles. If there is any conflict between the provisions of this Agreement and those of the Articles, the provisions of the Articles shall prevail.

ARTICLE 2

Capital Contributions

The Member has made a capital contribution to the Company in the amount of $100 in connection with the formation of the Company. The Member shall have no duty to make additional capital contributions to the Company.

ARTICLE 3

Allocations and Distributions of Company Profits

Only the Member shall be entitled to allocations of Company profits and losses and to distributions of Company profits and other Company assets. No other person shall have any right to any such allocations or distributions. It shall be within the sole and exclusive discretion of the Member to decide whether to distribute cash and other assets to the Member.

ARTICLE 4

Company Management

4.1 Reservation of Management Rights to Member. The management of the Company shall be reserved to the Member. The Member may delegate its management rights, power and authority from time to time to one or more officers or agents and may amend or terminate any such delegation. The Member may confirm the fact and terms of each such delegation and of each such amendment and termination in a writing signed by the Member.

4.2 Reservation of Management of Company to the Member. Except to the extent of any delegation of its management authority under Section 4.1, the Member in its sole discretion, shall have the exclusive right to make decisions relating to the management of the Company and otherwise to conduct its business and internal affairs.

4.3 Decision-Making. Except to the extent of any delegation of its management authority under Section 4.1, the member, in its sole discretion, shall have the exclusive right, power and authority to sign contracts on behalf of the Company and otherwise to bind the Company with third parties.

4.4 Fiduciary Duties. In performing its management duties under this Agreement, the Member shall have no fiduciary duties.

ARTICLE 5

Transfers and Pledges of Memberships Interests

5.1 Transfers of Membership Interests. The Member, in the Member’s sole discretion, may transfer (whether by sale, gift or otherwise) all or any part of the Member’s membership rights, including financial rights and/or governance rights, to any person at any time. The Member may make any such transfer under any terms and conditions which the Member deems appropriate.

5.2 Pledges. The Member shall have exclusive and absolute discretion to pledge all or any part of the Member’s membership rights to any person at any time as collateral for any debt of the Member. The Member may make any such pledge under any terms and conditions which the Member deems appropriate.

ARTICLE 6

Accounting and Tax

6.1 Books and Records. The Company will maintain on a current basis accurate books of account.

6.2 Tax Characterization. The Member acknowledges that for any time that two or more persons or entities hold equity interests in the Company for federal income tax purposes (i) it is the intention of the Company to be treated as a “partnership” for federal and all relevant state tax purposes and (ii) the Company will be treated as a “partnership” for federal and all relevant state tax purposes and shall make all available elections to be so treated. Until such time, however, it is the intention of the Member that the Company be disregarded solely for federal tax purposes and that solely for federal tax purposes the activities of the Company be deemed to be activities of the Member for such purposes. All provisions of the Company’s Certificate of Formation and this Agreement are to be construed so as to preserve that tax status under those circumstances.

6.3 Annual Accounting Period of Company. The Company’s annual accounting period for financial and tax purposes shall be each fiscal year ending December 31.

ARTICLE 7

Dissolution

7.1 Definition of Dissolution, Winding Up and Liquidation. For purposes of this Agreement:

(a) Dissolution. The dissolution of the Company shall mean the cessation of its normal business activities and the beginning of the process of winding it up and liquidating it.

(b) Winding Up. The winding up of the Company shall mean the process of concluding its existing business activities and internal affairs and preparing for its liquidation.

(c) Liquidation. The liquidation of the Company shall mean the sale or other disposition of its assets and the distribution of its assets (or the distribution of the proceeds of the sale or other disposition of its assets) to its creditors and to the members.

7.2 Dissolution of Company. Subject to any restrictions set forth in the Certificate of Formation, the Member may determine whether and when to dissolve the Company.

7.3 Winding Up and Liquidation of Company; Distribution of Company Assets. After a determination is made to dissolve the Company, the President shall wind up its business and internal affairs, shall liquidate it, and shall distribute its assets to the Company’s creditors and the Member in accordance with the Tennessee Limited Liability Company Act.

ARTICLE 8

Term and Termination

The term of this Agreement shall begin on the Effective Date and shall end upon the earlier of:

(a) The date on which the Company ceases to exist under this Agreement or under other applicable law; and

(b) The date on which the Member determines to terminate the Agreement.

ARTICLE 9

Miscellaneous Provisions

9.1 Amendments. No amendment of this Agreement shall be valid unless it is set forth in a writing signed by the Member.

9.2 Governing Law. This Agreement shall be governed exclusively by the laws of the State of Delaware.

9.3 Captions. Captions in this Agreement are for convenience only and shall be deemed irrelevant in construing its provisions.

[signature page to follow]

IN WITNESS WHEREOF, this Operating Agreement of Brim Physicians Group of Texas, LLC is executed by the sole member of the Company effective as set forth above.

BRIM HOLDING COMPANY, INC.

/s/ Phillip J. Mazzuca
Phillip J. Mazzuca
President and Chief Executive Officer

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